Baker & McKenzie Abogados, S.C.

Edificio Virreyes

Pedregal 24, piso 12

Lomas Virreyes / Col. Molino del Rey

11040 México, D.F.

Tel: +52 55 5279 2900

Fax: +52 55 5279 2999

b&m.comunicacion@bakermckenzie.com

www.bakermckenzie.com/mexico

Asia Pacific

Bangkok

Beijing

Hanoi

Ho Chi Minh City

Hong Kong

Jakarta*

Kuala Lumpur*

Manila*

Melbourne

Shanghai

Singapore

Sydney

Taipei

Tokyo

Europe, Middle East
& Africa

Abu Dhabi

Almaty

Amsterdam

Antwerp

Bahrain

Baku

Barcelona

Berlin

Brussels

Budapest

Cairo

Doha

Dusseldorf

Frankfurt/Main

Geneva

Istanbul

Kyiv

London

Luxembourg

Madrid

Milan

Moscow

Munich

Paris

Prague

Riyadh

Rome

St. Petersburg

Stockholm

Vienna

Warsaw

Zurich

Latin America

Bogota

Brasilia*

Buenos Aires

Caracas

Guadalajara

Juarez

Mexico City

Monterrey

Porto Alegre*

Rio de Janeiro*

Santiago

Sao Paulo*

Tijuana

Valencia

North America

Chicago

Dallas

Houston

Miami

New York

Palo Alto

San Diego

San Francisco

Toronto

Washington, DC

* Associated Firm

January 6, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:	Betterware de Mexico, S.A. de C.V. Amendment No. 2 to Registration Statement on Form F-4 Filed December 11, 2019 File No. 333-233982

Dear Ms. Bagley:

On behalf of Betterware de Mexico, S.A. de C.V. (the “Company”), we are hereby responding to the letter, dated January 2, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) filed on December 11, 2019. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the Company’s responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4 filed December 11, 2019

Recent Developments Related to Betterware, page 26

1.	We note that you have included disclosures regarding Betterware's operating results as of September 30, 2019, but you have not updated the interim financial statements and related disclosures for Betterware. Please clearly disclose, if true, that these are preliminary estimates of Betterware's operating results for the interim financial period ended September 30, 2019. Further, we note that you provide disclosure regarding, among other things, total items sold, net revenue, EBITDA, EBITDA margin, and free cash flow, but you do not provide estimates for operating costs, gross margin, or other similar line items that would balance your disclosure. In this regard, please revise your registration statement to provide context for preliminary estimates, or remove these estimates from your filing. Alternatively, please update your filing to include interim financial statements and related disclosure for Betterware as of September 30, 2019, or remove the preliminary estimates.

Response: In response to the Staff’s comment, the Company has removed the preliminary operating results from Amendment No. 3.

Baker & McKenzie Abogados, S.C. is a member of Baker & McKenzie International, a Swiss Verein.

United States Securities and Exchange Commission Division of Corporation Finance January 6, 2020 Page 2

Launch of web app platform, page 27

2.	We note your disclosure that, "[i]n October 2019, Betterware launched its B2C platform .. . . introducing the sale of its products through a unique business model that connects the distribution network and the web app platform." With a view to understanding your business, please provide additional detail regarding this "unique business model," including how it differs from your current operations, and how it connects the distribution network and the web app platform. For example, disclose whether customers purchase items directly from the company through the platform, purchase from a distributor through the platform, and/or any other manner by which the platform connects the distribution network with the app.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 27 of Amendment No. 3.

Offering of additional 4.5 million shares, page 27

3.	We note your disclosure that "[t]he new offering will allow local institutional funds to participate in the Business Combination." Please clarify, if true, that the funds will not be participating directly in the Business Combination, but will be investing in the newly combined company. Alternatively, please clarify how these funds are participating in the Business Combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Amendment No. 3.

United States Securities and Exchange Commission Division of Corporation Finance January 6, 2020 Page 3

Comparative Per Share Data, page 36

4.	It does not appear that Pro Forma Combined shareholders' equity equivalent per share data - basic and diluted assuming no redemptions is properly computed based on an exchange ratio of 3.30 DD3 shares. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No. 3.

General

5.	We note that section forty of Chapter XV of the Bylaws of Betterware De Mexico, S.A. DE C.V. include an arbitration provision stating that "[a]ny dispute resulting from these bylaws will be finally resolved in accordance with the Arbitration Rules of the Mexican Arbitration Center (CAM), by an arbitrator appointed in accordance with such rules. The language of the arbitration proceeding will be Spanish, and the place of the arbitration proceeding will be Mexico City." Please amend your filing to include a description of the provision, and amend your filing and exhibit to clearly disclose whether this provision applies to federal securities law claims. If so, please amend your filing to disclose the risks to shareholders, including but not limited to increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that this provision could discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Please also address any uncertainty about the enforceability of the provision. Finally please disclose that, by agreeing to be bound by the arbitration provision, investors cannot waive your compliance with federal securities laws and the rules and regulations promulgated thereunder.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the referenced provision appears in the Company’s current bylaws, which will be amended and restated by the bylaws attached as Annex E to the proxy statement/prospectus that forms a part of Amendment No. 3 which do not include such a provision.

*     *     *

United States Securities and Exchange Commission Division of Corporation Finance January 6, 2020 Page 4

Please do not hesitate to contact the undersigned at +52(55)5279-2908 or, in his absence, Lorenzo Ruiz de Velasco B. at +52(55)5279-2942 should you have any questions regarding Amendment No. 3 or the above responses.

Sincerely yours,

Baker & McKenzie Abogados, S.C.

/s/ Reynaldo Vizcarra Méndez
Reynaldo Vizcarra Méndez

cc:	Betterware de Mexico, S.A. de C.V.

DD3 Acquisition Corp.

Alan I. Annex, Esq.